1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 20, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Revised Form of Proxy for Use at the Annual General Meeting for the Year Ended 31 December 2015

The Number of Shares Represented by the Proxy Form (note 1)

I/We (note 2),

Address (note 2)                                                                                                                                                                                              being the registered holder(s) of H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT (note 3) the Chairman of the 2015 annual general meeting of the Company (the “AGM”) or                                                                                                                                                                                                                       of                                                                                                                                                                                                          as as my/our proxy/proxies to attend on my/our behalf at the AGM (and/or at any adjournment thereof) to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 9:00 a.m. on Friday, 3 June 2016. The proxy/proxies will vote on the resolutions listed in the notice of AGM dated 19 April 2016 and the supplemental notice of AGM dated 20 May 2016 as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the working report of the Board for the year ended 31 December 2015.”
2.	Ordinary Resolution: “THAT, to consider and approve the working report of the Supervisory Committee for the year ended 31 December 2015.”
3.	Ordinary Resolution: “THAT, to consider and approve the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2015.”
4.	Ordinary Resolution: “THAT, to consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2015 and to authorize the Board to distribute an aggregate cash dividend of RMB49.12 million (tax inclusive), equivalent to RMB0.01 (tax inclusive) per Share to the Shareholders.”
5.	Ordinary Resolution: “THAT, to consider and approve the remuneration of the Directors and Supervisors for the year ending 31 December 2016.”

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
6.	Ordinary Resolution: “THAT, to consider and approve the renewal of the liability insurance of Directors, Supervisors and senior officers.”
7.	Ordinary Resolution: “THAT, to consider and approve the re-appointment and remuneration of external auditing firm for the year 2016.”
8.	Ordinary Resolution: “THAT, to consider and approve the acquisition of 65% Equity Interest in Yankuang Group Finance and the provision of comprehensive credit facility services to Yankuang Group and the annual caps under the New Finance Services Agreement”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the Acquisition and the New Finance Services Agreement”:	/	/	/
8.01	to consider and approve the acquisition of 65% Equity Interest in Yankuang Group Finance;
8.02	to consider and approve the provision of comprehensive credit facility services to Yankuang Group and the annual caps under the New Finance Services Agreement.
9.	Ordinary Resolution: “THAT, to consider and approve the acquisition of the Wanfu Mining Right.”
10.	Ordinary Resolution: “THAT, to consider and approve the proposal to increase capital injection in Zhongyin Financial.”
11.	Special Resolution: “THAT, to consider and approve the reduction in the registered capital of the Company and the amendments to the Articles of Association.”
12.	Special Resolution: “THAT, to consider and approve the proposal to authorise the Company to carry out domestic and overseas financing activities.”
13.	Special Resolution: “THAT, to consider and approve the proposal in relation to the plan for issuance of the renewable corporate bonds and relevant authorization:	/	/	/
13.01	to consider and approve the size and method of the issuance;
13.02	to consider and approve the par value and issue price;
13.03	to consider and approve the coupon rate and its determination mechanism;
13.04	to consider and approve the maturity period, method of principal repayment and interest payment, and other specific arrangements;
13.05	to consider and approve the use of proceeds;
13.06	to consider and approve investors and the placing arrangement for Shareholders;
13.07	to consider and approve the guarantee;
13.08	to consider and approve the right of late payment for interests and restrictions;
13.09	to consider and approve the underwriting;
13.10	to consider and approve the listing arrangement;
13.11	to consider and approve the authorization;
13.12	to consider and approve the validity of the resolution and the authorization.”
14.	Special Resolution: “THAT, to consider and approve the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia.”

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
15.	Special Resolution: “THAT, to consider and approve the proposal regarding the general mandate authorizing the Board to issue H Shares.”
16.	Special Resolution: “THAT, to consider and approve the proposal regarding the general mandate authorizing the Board to repurchase H Shares.”
17.	Ordinary Resolution: “THAT, to consider and approve the appointments of non-independent Directors” (Note 8):	/	/	/
17.01	to consider and approve the appointment of Li Wei as a non-independent Director;		/
17.02	to consider and approve the appointment of Zhao Qingchun as a non-independent Director;		/
17.03	to consider and approve the appointment of Guo Dechun as a non-independent Director.		/
18.	Ordinary Resolution: “THAT, to consider and approve the appointments of independent Director” (Note 8):	/	/	/
18.01	to consider and approve the appointment of Qi Anbang as an independent Director.		/
19.	Ordinary Resolution: “THAT, to consider and approve the appointments of non-employee representative Supervisors” (Note 8):	/	/	/
19.01	to consider and approve the appointment of Meng Qingjian as a non-employee representative Supervisor;		/
19.02	to consider and approve the appointment of Xue Zhongyong as a non-employee representative Supervisor.		/

Signature (note 5):	Date: 2016

Notes:

*	Unless otherwise specified, capitalised terms used for the resolutions have the same meanings as those defined in the announcements of the Company dated 29 March 2016 and 20 May 2016.
1.	Please insert the number of shares in the Company to which this revised form of proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If the person other than the Chairman of the AGM is to be appointed as proxy, please delete “the Chairman of the 2015 annual general meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this revised form of proxy must be initialled by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”, and your voting will be counted in the total number of votes cast in that resolution for the purpose of calculating the result of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice of the AGM dated 19 April 2016 and the supplemental notice of AGM dated 20 May 2016.
5.	This revised form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this revised form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this revised form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof.
7.	A proxy attending the AGM must present his proof of identity.
8.	Directors/Supervisors of the Company shall be elected through cumulative voting at the AGM. The number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholders, and (ii) the number of Directors/Supervisors to be elected. A shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC